SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                     Name of Issuer:  M.S. Carriers, Inc.

          Title of Class of Securities:  Common Stock, Par $.01

                           CUSIP Number:  553533 10 0


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 553533 10 0                  13G



1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Firstar Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [   ]
          (b) [ X ]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

 State of organization:  Wisconsin

     NUMBER OF 5.  SOLE VOTING POWER

 SHARES  610,600

    BENEFICIALLY  6.  SHARED VOTING POWER

 OWNED BY   12,700

   EACH 7.  SOLE DISPOSITIVE POWER

 REPORTING  660,700

  PERSON 8.  SHARED DISPOSITIVE POWER

   WITH   12,700


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 673,400 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

 5.2%

12. TYPE OF REPORTING PERSON*

 HC


Item 1(a).	Name of Issuer:

  M.S. Carriers, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:

  3171 Directors Row
  Memphis, Tennessee 38116


Item 2(a). Name of Person Filing:

  Firstar Corporation


Item 2(b). Address of Principal Business Office or, if none,
     Residence:

  777 E. Wisconsin Avenue
  Milwaukee, Wisconsin  53202


Item 2(c). Citizenship:

  State of organization:  Wisconsin


Item 2(d). Title of Class of Securities:

  Common Stock, Par $.01


Item 2(e). CUSIP Number:

  553533 10 0


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under section 15 of the Act

(b) [ ] Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the
     Investment Company Act


(e) [ ] Investment Adviser registered under section 203 of the
     Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
     Security Act of 1974 or Endowment Fund; see
   240.13d-1(b)(1)(ii)(F)

(g) [X] Parent Holding Company, in accordance with
     240.13d-1(b)(ii)(G) (Note: See Item 7)

(h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4. Ownership:

(a) Amount Beneficially Owned as of December 31, 1993:

   673,400 shares

(b) Percent of Class:

   5.2%

(c) Number of Shares as to which such person has:

        (i) sole power to vote or to direct the vote:

    610,600 shares

       (ii) shared power to vote or to direct the vote:

    12,700 shares

    (iii) sole power to dispose or to direct the disposition of:

    660,700 shares

       (iv) shared power to dispose or to direct the disposition of:

    12,700 shares


Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.


Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.


  None


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


  See Exhibit attached



Item 8. Identification and Classification of Members of the Group.


Not Applicable



Item 9. Notice of Dissolution of Group.


     Not Applicable



Item 10. Certification.



  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 11, 1994

FIRSTAR CORPORATION



By: /S/  William H. Risch



Name/Title:  William H. Risch
             Senior Vice President - Finance
   & Treasurer


Exhibit to Item 7:  Identification and Classifications of Subsidiaries

   Firstar Bank Madison, N.A.			- BK
   Firstar Investment Research and
			   Management Company			- IA
		 Firstar Corporation of Wisconsin